SECURITIES AND EXCHANGE COMMISSION

                       Washington,  D.C.  20549

                             SCHEDULE  13G


               Under the Securities Exchange Act of 1934
                          (Amendment No. 2)*


                       COLLINS INDUSTRIES, INC.
              -----------------------------------------------
                           (Name of Issuer)


                Common Stock, par value $.10 per share
             -------------------------------------------------
                    (Title of Class of Securities)


                               194858106
                         ---------------------
                            (CUSIP Number)



       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
         (however, see the Notes).

     CUSIP No. 194858106

     (1)   Name of Reporting Person
             DON L. COLLINS

     (2)   Check the appropriate Box if      (a)  [  ]
           a Member of a Group               (b)  [  ]

     (3)   SEC Use Only

     (4)   Citizenship of Place of Organization
           U.S.A.

                              (5)  Sole Voting Power
          Number of                 1,198,949
           Shares
         Beneficiall          (6)  Shared Voting Power
           Owned by                 64,922
             Each
          Reporting           (7)  Sole Dispositive Power
         Person With                1,198,949

                              (8)  Shared Dispositive Power
                                    64,922

     (9)   Aggregate Amount Beneficially Owned
           by Each Reporting Person
               1,263,871

     (10)  Check if the Aggregate Amount in
           Row (9) Excludes Certain Shares      [X]

     (11)  Percent of Class Represented by Amount in Row (9)
           16.4%

     (12)  Type of Reporting Person
           IN

     Item  1.     Issuer.

          (a)     Name of Issure:  COLLINS INDUSTRIES, INC.

          (b)     Address of issuer's principal executive office:
                  15 COMPOUND DRIVE
                  HUTCHINSON, KANSAS  67502

     Item 2.

          (a)     Name of person filing:
                  DON L. COLLINS

          (b)     Address of principal business office or,if none, residence:
                  15 COMPOUND DRIVE
                  HUTCHINSON, KANSAS  67502

          (c)     Citizenship:
                  U.S.A.

          (d)     Title of class of securities
                  COMMON STOCK, PAR VALUE $.10 PER SHARE

          (e)     CUSIP No.:
                  194858106

     Item  3.     Not Applicable.

     Item  4.     Ownership.
                  The number and percentage of shares of Common Stock beneficially owned by the Reporting Person, based on 7,408,381 shares outstanding as of December 31, 1997, are as set forth below. Percentage of ownership is calculated by dividing the number of shares of Common
                  Sock beneficially owned by the Reporting Person, including 277,000 shares subject to options exerciseable within 60 days of December 31, 1997 (the "Issuable Shares"), by the total number of shares of Common Stock outstanding on December 31, 1997 plus the number of Issuable shares attributable to the Reporting Person.

           (a)    Amount beneficially owned:  1,263,871

           (b)    Percent of Class:  16.4%

           (c)    Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote:
                     1,198,949

              (ii)  Shared power to vote or to direct the vote:
                        64,922

             (iii)  Sole power to dispose or to direct the disposition of:
                      1,198,949

              (iv)  Shared power to dispose or to direct the disposition of:
                         64,922

     Item 5.     Ownership of 5 Percent or Less of a Class.
                 Not Applicable.

     Item 6. Ownership of More than 5 Percent on Behalf of Another Person. Not Applicable.

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
                 Not Applicable.

     Item 8. Identification and Classification of Members of the Group. Not Applicable.

     Item 9.     Notice of Dissolution of Group.
                 Not Applicable.

    Item 10.     Certification.
                 Not Applicable.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     Date:   February 13, 1998

                                /S/   Don L. Collins
                                Name:    Don L. Collins